Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated December 12, 2019
Registration No. 333-223495

Sterling Bancorp

$275,000,000

4.00% Fixed-to-Floating Rate Subordinated Notes due 2029

Pricing Term Sheet

Issuer:	Sterling Bancorp (the “Company”)

Security:	4.00% Fixed-to-Floating Rate Subordinated Notes due 2029 (the “Notes”)

Aggregate Principal Amount:	$275,000,000

Expected Rating:

BBB by Kroll Bond Rating Agency, Inc.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	December 12, 2019

Settlement Date:	December 16, 2019 (T + 2)

Maturity Date:	December 30, 2029, if not previously redeemed

Coupon:	From and including the Settlement Date, to but excluding, December 30, 2024 or the date of earlier redemption (the “fixed rate period”) 4.00% per annum, payable semi-annually in arrears. From and including December 30, 2024 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating per annum rate equal to a Benchmark rate, (which is expected to be the Three-Month Term SOFR) (each as defined in the prospectus supplement under “Description of the Notes — Interest”), plus 253 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:

Fixed rate period: June 30 and December 30 of each year, commencing on June 30, 2020. The last Interest Payment Date for the fixed rate period will be December 30, 2024.

Floating rate period: March 30, June 30, September 30, and December 30 of each year, commencing on March 30, 2025.

Record Dates:	The 15th calendar day immediately preceding the applicable Interest Payment Date.

Day Count Convention:	Fixed rate period: 30/360. Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the Interest Payment Date of December 30, 2024 and on any Interest Payment Date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption.
Special Redemption:	The Company may redeem the Notes at any time prior to the Maturity Date, including prior to December 30, 2024, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, if (i) the Company receives an independent tax opinion to the effect that as a result of an amendment or change (including any announced prospective amendment or change) in law, the Company could be prevented from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof

Use of Proceeds:	The Company intends to use the net proceeds of this offering for general corporate purposes and to repay certain outstanding indebtedness.

Price to Public:	100.00%

Underwriters’ Discount:	1.25% of the principal amount of the Notes

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$271,562,500

Subordination & Ranking:

The Notes will be unsecured, subordinated and:

•      will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all of the Company’s future senior indebtedness;

•      will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s general creditors;

•      will rank equal in right of payment and upon the Company’s liquidation with all of the Company’s future indebtedness the terms of which provide that such indebtedness ranks equally with promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Notes;

•      will rank senior in right of payment and upon the Company’s liquidation to any of the Company’s future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Notes; and

•      will be structurally subordinated to all of the Company’s existing and future indebtedness, deposits and other liabilities of the Company’s current and future subsidiaries, including without limitation, Sterling National Bank’s liabilities to depositors in connection with the deposits and subordinated debt issued by Sterling National Bank, as well as liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of September 30, 2019, on a consolidated basis, the Company’s liabilities totaled approximately $25.6 billion, which includes approximately $173.7 million of senior notes issued by the Company that would rank senior to the Notes, $173.1 million of subordinated notes issued by Sterling National Bank that would be structurally senior to the Notes and $25.3 billion of liabilities of the Company’s subsidiaries that would be structurally senior to the Notes.

CUSIP/ISIN:	85917A AB6/US85917AAB61

Joint Book-Running Managers:	Sandler O’Neill + Partners, L.P. Keefe, Bruyette & Woods, Inc. U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128, Keefe, Bruyette & Woods, Inc. at 800-966-1559 and U.S. Bancorp Investments, Inc. at 877-558-2607.

Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

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